FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)
Suite 1920 – 1188 West Georgia Street
Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

March 3, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is March 25, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports additional results from Minera Afrodita’s drilling at the Lucero target in the Cordillera del Codor Project in northern Peru.

Item 5.	Full Description of Material Change

The Issuer reports that it has received additional results from Minera Afrodita's drilling at the Lucero target in the Cordillera del Condor Project, northern Peru. Lucero is located in the Taricori Block within an extensive land position that comprises 1,050 square kilometres and 135 kilometres of strike length. The Issuer has a right to acquire 100% of Minera Afrodita.

Lucero is a strongly mineralized system, with three distinct types of mineralization, interpreted to be intrusion or porphyry-related, identified to date (Figure 1, Schematic Section):

Skarn Mineralization - Skarn mineralization in the form of semi-massive and massive pyrite, pyrrhotite, chalcopyrite and magnetite has formed within limestone and interbedded limestone-arenite. This mineralization forms the uppermost, near-surface layer at Lucero. Skarn mineralization is present over 900 x 400 metres, with better grades thought to be focussed within a 500 x 200 metre area. This mineralization is open to the west and north. Best mineralization intersected to date is 60 metres grading 0.88 g/t gold and 0.53% copper (see Figure 5).

Sediment-Hosted Mineralization - Calcareous arenite underlies the main skarn horizon and contains disseminated and fine stockwork chalcopyrite-pyrite extending through the sequence and into the underlying granodiorite. Moving north from known skarn mineralization, hole LUC-013 demonstrates mineralization within the sandstone becoming more extensive and higher grade: 57 metres grading 0.31 g/t gold and 0.20% copper. This suggests that the arenite could host mineralization to the north of the skarn zone and opens up an additional target currently estimated as 400 x 300 metres in size (Figures 2 and 3).

Porphyry Copper-Gold Mineralization - All drillholes at Lucero have intersected disseminated chalcopyrite hosted in potassic alteration typical of porphyry copper-gold systems. This alteration and mineralization has been intersected in arenite (as described above) and in deeper holes that penetrated to the underlying Zamora granodiorite. Critically, the chalcopyrite to pyrite ratio in the potassic alteration is mostly >1, suggesting that the drilling is centred over a porphyry system. Recent surface mapping has determined the western and eastern limits of the potassic alteration, which extends for more than a kilometre, but the northern and southern extents are still open. Currently hole LUC-19 is testing the extent of copper-gold porphyry mineralization at depth (Figures 1 and 2).

All three styles of mineralization are interpreted to be manifestations of a large (>1 kilometre diameter) porphyry copper-gold system. All holes that have been drilled through the overlying sandstone into the granodiorite basement have intersected potassic alteration with disseminated chalcopyrite and pyrite mineralization. Recent mapping has determined the skarn overlies the centre of the potassic alteration and on-going drilling will target potential economic mineralization within this broad alteration zone. In addition, the results from hole LUC-13 confirm that significant disseminated gold-copper mineralization extends vertically down and horizontally to the north from the skarn.

Figure 1. Schematic deposit model for Lucero, illustrating the three targets at Lucero and their interrelationship. Skarn mineralization overlies broader disseminated copper-gold mineralization, which in turn overlies a more horizontally restricted, but potentially vertically more extensive and overall larger tonnage, porphyry copper-gold system.

Ongoing Work

Additional exploration work at Lucero is focussed on defining the limits of the three targets described above:

1)	gold-skarn mineralization lying west and upslope from drilling completed to date: at least 6 additional holes to be drilled at approximately 100-metre spacing

2)	sediment-hosted disseminated mineralization within the arenite to the north of the skarn: at least 2 holes to be drilled west and north of LUC-13

3)	underlying copper-gold porphyry mineralization: LUC-19 to be completed and at least 1 additional deep test to be completed under the area of sediment-hosted mineralization.

Additional drilling at Lucero will be contingent on results. Work programs are ongoing throughout the 1,050 km2 prospective Gold-Copper belt in Northern Peru, with current focus on the Cobrecon target. Results from target screening in the Cobrecon area (Target T4) are expected in the coming weeks and drill-testing will be completed as soon as possible thereafter. Airborne geophysical data collection and analysis in ongoing and is a key component of Minera Afrodita's exploration strategy. Approximately 75% of the geophysical data acquisition has been completed and the remainder will be done by the end of the first quarter of this year.

Figure 2. Map of Lucero Skarn Zone, with new significant intersections to date. Holes from previous news release are shown in grey.

Results Detail

Hole LUC-13 is collared north of all other drill holes, at the base of a marble horizon that appears to be the main skarn host at Lucero (Figure 3). The hole intercepted 57.0 metres of disseminated and veinlet mineralization that assayed 0.31 g/t gold and 0.20% copper, between 63.2 to 120.2 metres. Another 13.6 -metre interval between 169.6 and 183.2 metres assayed 0.23 g/t gold and 0.18% copper.

The two north eastern-most holes, LUC-15 and 16, intercepted the outer edge of the skarn, mostly semi-massive magnetite and pyrite. Thin intervals of disseminated copper-gold mineralization occur within the arenite (Figure 4).

Holes LUC-14 and 18 were drilled from the same platform as holes LUC-10 and 12. Hole LUC-14 intercepted a thick wedge of marble with a thin barren skarn envelope; in the arenite below this, at 191 metres, it intersected 5.1 metres of 1.08 g/t gold. Hole LUC-18 was directed south from this platform to test the wedge of skarn that is eroded from above the Trench 1 area (and holes LUC-01 to 3; Figure 5). At the base of the marble horizon it intersected 20 metres of semi-massive pyrite and chalcopyrite that assayed 0.61 g/t gold and 0.49 % copper, including two higher-grade intervals of 1.5 metres of 2.52 g/t gold and 2.19% copper, and 2.13 metres of 1.86 g/t gold and 0.99% copper.

	From (m)	To (m)	Width	Au g/t	Cu %	Ag ppm
LUC-13 105/-50	63.18	120.1 5	56.97	0.309	0.2020	6.0
and	169.65	183.2 1	13.56	0.230	0.1842	2.7
LUC-14 285/-50	192.92	196.0 0	5.08	1.075	0.1448	11.9
LUC-15 195/-50	85.80	94.62	8.82	0.190	0.1619	4.5
LUC-16 195/-85	131.68	146.0 0	14.32	0.230	0.0821	2.0
LUC-17 285/-50	0	8.71	8.71	0.373	0.2250	5.3
LUC-18 195/-50	98.38	118.4 0	20.02	0.609	0.4868	4.0
including	104.90	106.4 0	1.50	2.52	2.19	15.7
and	115.67	117.8 0	2.13	1.86	0.99	7.3

Figure 3. Section 1200E, showing hole LUC-13. Holes from previous news release are shown in grey.

Figure 4. Section 1400E, showing holes LUC-15 and 16 and the intercepts distal to the skarn mineralization. Hole LUC-18 intersected significant grades at the base of the skarn. Hole LUC-17 Holes from previous news release are shown in grey.

Figure 5. Section 1500N, showing hole LUC-14 and 18. Holes and results from previous news release are shown in grey.

Cordillera Del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times. On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp's Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc's Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional 0.71 million ounces inferred contained ounces averaging 11.5 g/t gold). The technical information with respect to the above deposits was obtained through the respective companies' public disclosure documents available on SEDAR.

Qualified Person

John Drobe, P.Geo., the Issuer’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release. Mr. Drobe is not independent of the Issuer as he is an officer and a shareholder.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist. Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Issuer’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report has been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s future disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO
Business Telephone No.: (604) 638-5817

Item 9.	Date of Report

March 7, 2011